SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2025

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                         No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                         No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended June 30, 2025

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications, to “BLAs” are to Biologics License Applications, to “INDs” are to Investigational New Drug Applications, to “MAAs” are to Marketing Authorization Applications and to “NDSs” are to New Drug Submissions. References to the “SEC” are to the U.S. Securities and Exchange Commission.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated. References to “HUF” are to a Hindu Undivided Family, a form of entity found in India among related family members.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.85.74, as published by Federal Reserve Board of Governors on June 30, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

2

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing, safety or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; and our ability to successfully undertake licensing opportunities;

•	our generics medicines business, including: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; and returns, allowances and chargebacks;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	the effects of changes in U.S. tariffs or foreign trade laws, or retaliatory measures by other countries in response, including: increased business costs and impacts on supply chains; new operational challenges as we navigate a more complex business landscape; and business uncertainty that adversely affects macroeconomic conditions;

•	changes in U.S. laws or policies designed to facilitate most-favored-nation (“MFN”) pricing for prescription drugs;

•	current challenges associated with conducting business globally, including uncertainty regarding the conflicts in the middle east, and between Russia and Ukraine, its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, be required to modify our business practices and compliance programs and/or have a compliance monitor imposed on us, or suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2025 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2025 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	June 30, 2025		June 30, 2025		March 31, 2025
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	105	Rs.	9,004	Rs.	14,654
Other investments	5		673		57,684		43,254
Trade and other receivables	6		1,110		95,137		90,420
Inventories	7		882		75,600		71,085
Derivative financial instruments			8		705		557
Other current assets	8		371		31,768		30,142
Total current assets		U.S.$	3,149	Rs.	269,898	Rs.	250,112
Non-current assets
Property, plant and equipment	9	U.S.$	1,199	Rs.	102,784	Rs.	97,761
Goodwill	10		140		11,975		11,810
Other intangible assets	11		1,115		95,597		96,803
Investment in equity accounted investees			58		4,938		4,811
Other investments	5		75		6,481		10,391
Deferred tax assets			282		24,197		18,508
Tax assets			32		2,728		1,821
Other non-current assets	8		11		939		972
Total non-current assets		U.S.$	2,912	Rs.	249,639	Rs.	242,877
Total assets		U.S.$	6,061	Rs.	519,537	Rs.	492,989
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	437	Rs.	37,457	Rs.	35,523
Short-term borrowings	13		448		38,381		38,045
Long-term borrowings, current portion	13		60		5,167		857
Provisions			77		6,621		6,168
Tax liabilities			123		10,521		3,028
Derivative financial instruments			8		667		1,286
Other current liabilities	12		511		43,777		45,485
Total current liabilities		U.S.$	1,664	Rs.	142,591	Rs.	130,392
Non-current liabilities
Long-term borrowings	13	U.S.$	59	Rs.	5,096	Rs.	7,864
Deferred tax liabilities			169		14,450		14,108
Provisions			2		168		156
Other non-current liabilities	12		41		3,477		3,303
Total non-current liabilities		U.S.$	271	Rs.	23,191	Rs.	25,431
Total liabilities		U.S.$	1,935	Rs.	165,782	Rs.	155,823
Equity
Share capital	14	U.S.$	10	Rs.	835	Rs.	834
Treasury shares	14		(24)		(2,041)		(2,264)
Share premium			131		11,272		11,133
Share-based payment reserve			19		1,589		1,642
Capital redemption reserve			2		173		173
Retained earnings			3,849		329,971		315,793
Other reserves			46		3,979		3,979
Other components of equity			50		4,281		2,098
Equity attributable to equity holders of the parent company		U.S.$	4,083	Rs.	350,059	Rs.	333,388
Non-controlling interests			43		3,696		3,778
Total equity			4,126		353,755		337,166
Total liabilities and equity		U.S.$	6,061	Rs.	519,537	Rs.	492,989

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the three months ended June 30,
Particulars	Note	2025		2025		2024
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	997	Rs.	85,452	Rs.	76,727
Cost of revenues			429		36,825		30,383
Gross profit			568		48,627		46,344
Selling, general and administrative expenses			299		25,647		22,691
Research and development expenses			73		6,244		6,193
Impairment of non-current assets, net			-		-		5
Other income, net	16		(9)		(739)		(470)
Total operating expenses			363		31,152		28,419
Results from operating activities (A)			205		17,475		17,925
Finance income			28		2,400		1,435
Finance expense			(10)		(830)		(598)
Finance income/(expense), net (B)	17		18		1,570		837
Share of profit of equity accounted investees, net of tax (C)			-		2		59
Profit before tax [(A)+(B)+(C)]			223		19,047		18,821
Tax expense, net	18		58		4,951		4,901
Profit for the period		U.S.$	165	Rs.	14,096	Rs.	13,920

Attributable to:
Equity holders of the parent company		U.S.$	166	Rs.	14,178	Rs.	13,920
Non-controlling interests			(1)		(82)		-

Earnings per share attributable to equity holders of the parent company*
Basic earnings per share of Rs.1/- each		U.S.$	0.20	Rs.	17.04	Rs.	16.72
Diluted earnings per share of Rs.1/- each		U.S.$	0.20	Rs.	17.02	Rs.	16.69

* Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024 for all periods presented. Refer to Note 14 of these interim financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2025		2025		2024
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	164	Rs.	14,096	Rs.	13,920
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	5	Rs.	(91)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	-	Rs.	5	Rs.	(91)
Items that will be reclassified subsequently to the consolidated income statement:
Foreign currency translation adjustments		24		2,080		127
Effective portion of changes in fair value of cash flow hedges		2		130		7
Tax impact on above items		-		(33)		(6)
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	26	Rs.	2,177	Rs.	128
Other comprehensive income/(loss) for the period, net of tax	U.S.$	26	Rs.	2,182	Rs.	37
Total comprehensive income for the period	U.S.$	190	Rs.	16,278	Rs.	13,957

Attributable to:
Equity holders of the parent company	U.S.$	191	Rs.	16,360	Rs.	13,957
Non-controlling interests		(1)		(82)		-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains/ (losses)		Retained earnings		Other Reserves(4)		Total		Non- controlling interests(3)		Total Equity
Balance as of April 1, 2025 (A)	Rs.	834	Rs.	11,133	Rs.	(2,264)	Rs.	1,642	Rs.	(2,651)	Rs.	5,255	Rs.	108	Rs.	173	Rs.	(613)	Rs.	315,793	Rs.	3,979	Rs.	333,388	Rs.	3,778	Rs.	337,166
Profit for the period		-		-		-		-		-		-		-		-		-		14,178		-		14,178		(82)		14,096
Net change in fair value of equity instruments		-		-		-		-		5		-		-		-		-		-		-		5		-		5
Foreign currency translation adjustments, net of tax expense of Rs.0		-		-		-		-		-		2,080		-		-		-		-		-		2,080		-		2,080
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.33		-		-		-		-		-		-		97		-		-		-		-		97		-		97
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	5	Rs.	2,080	Rs.	97	Rs.	-	Rs.	-	Rs.	14,178	Rs.	-	Rs.	16,360	Rs.	(82)	Rs.	16,278
Issue of equity shares on exercise of options		1		139		223		(165)		-		-		-		-		-		-		-		198		-		198
Share-based payment expense		-		-		-		112		-		-		-		-		-		-		-		112		-		112
Total transactions (C)	Rs.	1	Rs.	139	Rs.	223	Rs.	(53)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	310	Rs.	-	Rs.	310
Balance as of June 30, 2025 [(A)+(B)+(C)]	Rs.	835	Rs.	11,272	Rs.	(2,041)	Rs.	1,589	Rs.	(2,646)	Rs.	7,335	Rs.	205	Rs.	173	Rs.	(613)	Rs.	329,971	Rs.	3,979	Rs.	350,059	Rs.	3,696	Rs.	353,755
Convenience translation (See note 2(e))	U.S.$	10	U.S.$	131	U.S.$	(24)	U.S.$	19	U.S.$	(31)	U.S.$	86	U.S.$	2	U.S.$	2	U.S.$	(7)	U.S.$	3,849	U.S.$	46	U.S.$	4,083	U.S.$	43	U.S.$	4,126

8

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re-investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		13,920		13,920
Net change in fair value of equity instruments		-			-		-		-		(91)		-		-		-		-		-		-		(91)
Foreign currency translation adjustments		-			-		-		-		-		127		-		-		-		-		-		127
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.6		-			-		-		-		-		-		1		-		-		-		-		1
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(91)	Rs.	127	Rs.	1	Rs.	-	Rs.	-	Rs.	-	Rs.	13,920	Rs.	13,957
Issue of equity shares on exercise of options		-	*		59		19		(59)		-		-		-		-		-		-		-		19
Share-based payment expense		-			-		-		101		-		-		-		-		-		-		-		101
Total transactions (C)	Rs.	-	*	Rs.	59	Rs.	19	Rs.	42	Rs.		Rs.		Rs.		Rs.		Rs.		Rs.		Rs.		Rs.	120
Transfer from special economic zone re-investment reserve on utilization	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(87)	Rs.	-	Rs.	87	Rs.	-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(87)	Rs.	-	Rs.	87	Rs.	-
Balance as of June 30, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	10,824	Rs.	(972)	Rs.	1,550	Rs.	(2,543)	Rs.	5,542	Rs.	(68)	Rs.	173	Rs.	566	Rs.	(543)	Rs.	279,264	Rs.	294,627

*Rounded to the nearest million.

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.

(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve was utilized by the Company during the fiscal year ended March 31, 2025 to acquire plant and machinery in accordance with Section 10AA(2) of such Act.

(3)	Represents 49% ownership stake held by Nestlé India Limited in Dr. Reddy’s and Nestlé Health Science Limited (which the Company sometimes refers to as its “Nutraceuticals subsidiary”).

(4)	Following the acquisition of a non-controlling interest (“NCI”) in the Nutraceuticals subsidiary by Nestlé India, the difference between cash consideration received from such NCI and the proportionate share of net assets is recognized in “Other reserves” within equity.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the three months ended June 30,
Particulars	2025		2025		2024
	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	164	Rs.	14,096	Rs.	13,920
Adjustments for:
Tax expense, net		58		4,951		4,901
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(8)		(730)		(891)
Depreciation and amortization		56		4,765		3,810
Impairment of non-current assets		-		-		5
Allowance for credit losses (on trade receivables and other advances)		3		215		- *
Gain on sale or de-recognition of non-current assets, net		-		40		(17)
Share of profit of equity accounted investees		-		(2)		(59)
Inventories write-down		19		1,635		1,307
Unrealized exchange (loss)/gain, net		14		1,224		237
Interest expense/(income), net		(3)		(298)		(146)
Equity settled share-based payment expense		1		112		101
Changes in operating assets and liabilities:
Trade and other receivables		(56)		(4,807)		(786)
Inventories		(71)		(6,150)		(6,323)
Trade and other payables		72		6,203		2,479
Other assets and other liabilities, net		(40)		(3,437)		(8,511)
Cash generated from operations		208		17,817		10,027
Income tax paid, net		(37)		(3,188)		(1,531)
Net cash from operating activities	U.S.$	171	Rs.	14,629	Rs.	8,496
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(80)		(6,861)		(5,110)
Proceeds from sale of property, plant and equipment		-		32		200
Purchase of other intangible assets		(38)		(3,286)		(1,314)
Purchase of other investments		(602)		(51,600)		(61,736)
Proceeds from sale of other investments		487		41,739		47,266
Investment in associates		(1)		(51)		-
Interest and dividend received		10		835		446
Net cash used in investing activities	U.S.$	(224)	Rs.	(19,192)	Rs.	(20,248)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)		2		196		19
Proceeds from short-term borrowings, net		1		70		10,566
Payment of principal portion of lease liabilities		(4)		(326)		(300)
Interest paid		(13)		(1,143)		(744)
Net cash from/(used in) financing activities	U.S.$	(14)	Rs.	(1,203)	Rs.	9,541
Net decrease in cash and cash equivalents		(67)		(5,766)		(2,211)
Effect of exchange rate changes on cash and cash equivalents		2		177		17
Cash and cash equivalents at the beginning of the period**		170		14,593		7,107
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)	U.S.$	105	Rs.	9,004	Rs.	4,913

* Rounded to the nearest million.

** Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These interim financial statements were authorized for issuance by the Company’s Board of Directors on July 23, 2025.

b)	Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2025 contained in the Company’s Annual Report on Form 20-F.

New Standards, interpretations and amendments adopted by the Company effective from April 1, 2025

The Company applied for the first time the below amendments, which are effective for annual periods beginning on or after January 1, 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 21: Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”, to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of an entity’s financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

This amendment had no material impact on these interim financial statements.

New Standards and Amendments not yet effective as on April 1, 2025

Certain new standards and amendments to standards are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements”, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, are effective retrospectively for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed.

The Company is currently assessing the impact of adopting IFRS 18 and other amendments on these interim financial statements.

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify that a financial liability is derecognized on the 'settlement date' - i.e., the date when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (“FVTOCI”).

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”, to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions.

The amendments include:

•	clarifying the application of the ‘own-use’ requirements for in-scope contracts;
•	permitting hedge accounting if these contracts are used as hedging instruments; and
•	adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Material accounting policies information (continued)

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed. The IFRS 7 disclosure amendments must be applied when the IFRS 9 amendments are applied. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on these interim financial statements.

c)	Basis of consolidation

Subsidiaries

These interim financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at June 30, 2025. Subsidiaries are all entities that are controlled by the parent company. Control exists when the parent company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCIs in an entity and changes in the interests in subsidiaries that do not result in a loss of control are accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration received and the carrying value of the NCI is recorded as an adjustment to Other reserves that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit, loss, and equity attributed to NCIs in subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

d)	Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets and financial liabilities are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months ended June 30, 2025 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.85.74, as published by the Federal Reserve Board of Governors on June 30, 2025. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s Independent Registered Public Accounting Firm.

f)	Use of judgments, estimates and assumptions

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates implies that actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2025.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment also includes the operations of the Company’s biologics business and the portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”).

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations, which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the three months ended June 30, 2025								For the three months ended June 30, 2024
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	75,620	Rs.	8,181	Rs.	1,651	Rs.	85,452	Rs.	68,858	Rs.	7,657	Rs.	212	Rs.	76,727
Gross profit	Rs.	46,086	Rs.	1,082	Rs.	1,459	Rs.	48,627	Rs.	44,518	Rs.	1,768	Rs.	58	Rs.	46,344
Selling, general and administrative expenses								25,647								22,691
Research and development expenses								6,244								6,193
Impairment of non-current assets								-								5
Other income, net								(739)								(470)
Results from operating activities							Rs.	17,475							Rs.	17,925
Finance income/(expense), net								1,570								837
Share of profit of equity accounted investees, net of tax								2								59
Profit before tax							Rs.	19,047							Rs.	18,821
Tax expense								4,951								4,901
Profit for the period							Rs.	14,096							Rs.	13,920

(1)	Revenues for the three months ended June 30, 2025 and 2024 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,528 and Rs.2,652, respectively.

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the three months ended June 30,
Country	2025		2024
United States	Rs.	36,544	Rs.	38,737
India		15,387		13,819
Russia		7,082		5,547
Others(1)		26,439		18,624
	Rs.	85,452	Rs.	76,727

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	June 30, 2025		March 31, 2025
Cash on hand	Rs.	1	Rs.	1
Balances with banks		8,427		12,142
Term deposits with banks (original maturities less than 3 months)		576		2,511
Cash and cash equivalents in the statement of financial position	Rs.	9,004	Rs.	14,654
Bank overdrafts used for cash management purposes		-		61
Cash and cash equivalents in the statement of cash flows	Rs.	9,004	Rs.	14,593
Restricted cash balances included above
Balance in unclaimed dividend account	Rs.	79	Rs.	80
Other restricted cash balances		300		464
Total restricted cash balances	Rs.	379	Rs.	544

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding three months). The details of such investments as of June 30, 2025 and March 31, 2025 are as follows:

	As of June 30, 2025							As of March 31, 2025
	Category	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	FVTPL	Rs.	34,810	Rs.	3,384	Rs.	38,194	Rs.	30,364	Rs.	2,822	Rs.	33,186
In term deposits with banks	Amortized cost		19,457		-		19,457		9,948		-		9,948
In equity securities	FVTPL		-		-		-		96		(9)		87
Others	Amortized cost		33		-		33		33		-		33
		Rs.	54,300	Rs.	3,384	Rs.	57,684	Rs.	40,441	Rs.	2,813	Rs.	43,254
Non-current portion
In equity securities(1)	FVTOCI	Rs.	2,700	Rs.	(2,646)	Rs.	54	Rs.	2,700	Rs.	(2,651)	Rs.	49
In limited liability partnership firms	FVTPL		989		114		1,103		989		133		1,122
In term deposits with banks and financial institution	Amortized cost		4,001		-		4,001		8,000		-		8,000
In bonds	Amortized cost		1,001		-		1,001		1,001		-		1,001
Others	FVTPL		322		-		322		219		-		219
		Rs.	9,013	Rs.	(2,532)	Rs.	6,481	Rs.	12,909	Rs.	(2,518)	Rs.	10,391

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of June 30, 2025 and March 31, 2025, the Company has recognized an unrealized loss of Rs.2,646 and Rs.2,651, respectively, in the OCI for the fair value changes.

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivable

	As of
	June 30, 2025		March 31, 2025
Current
Trade and other receivables, gross	Rs.	96,742	Rs.	91,898
Less: Allowance for credit losses		(1,605)		(1,478)
Trade and other receivables, net	Rs.	95,137	Rs.	90,420

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank, after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. During the three month period ended June 30, 2025, and the year ended March 31, 2025, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.817 and Rs.13,739, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	June 30, 2025		March 31, 2025
Raw materials	Rs.	19,635	Rs.	20,165
Work-in-progress		18,327		16,525
Finished goods (includes stock-in-trade)		31,034		28,395
Packing materials, stores and spares		6,604		6,000
	Rs.	75,600	Rs.	71,085

Details of inventories recognized in the interim income statement are as follows:

	For the three months ended June 30,
	2025		2024
Raw materials, consumables and changes in finished goods and work in progress	Rs.	26,440	Rs.	20,516
Inventory write-downs		1,635		1,307

During the three months ended June 30, 2025 and 2024, an amount of Rs.359 and Rs.809, respectively, representing government grants, has been accounted for as a reduction from cost of revenues.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	June 30, 2025		March 31, 2025
Current
Balances and receivables from statutory authorities(1)	Rs.	17,303	Rs.	16,405
Government incentives receivables(2)		3,003		2,967
Prepaid expenses		2,005		1,883
Advances to vendors and employees		5,501		4,885
Others(3)		3,956		4,002
	Rs.	31,768	Rs.	30,142
Non-current
Security deposits	Rs.	810	Rs.	750
Others		129		222
	Rs.	939	Rs.	972

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company and other incentives.

(3)	Others primarily includes claims receivable and security deposits.

Refer to Note 23 for further details and a breakup of financial and non-financial assets.

9.	Property, plant and equipment

	As of and For the three months ended		As of and For the year ended
	June 30, 2025		March 31, 2025
Opening balance	Rs.	97,761	Rs.	76,886
Cost of assets acquired during the period		7,489		32,422
Net book value of assets disposed of during the period		(57)		(1,021)
Depreciation expense		(2,894)		(10,505)
Impairment loss, net(1)		-		(4)
Effect of changes in foreign exchange rates		485		(17)
Closing balance	Rs.	102,784	Rs.	97,761

(1)	This represents impairment loss recognized on the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC, as the recoverable amount remained lower than the carrying amount.

For further details, refer to Note 12 and Note 23 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025.

Capital commitments

As of June 30, 2025 and March 31, 2025, the Company was committed to spend Rs.13,187 and Rs.14,567, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of June 30, 2025 and March 31, 2025:

	As of
	June 30, 2025		March 31, 2025
Opening balance, gross	Rs.	28,758	Rs.	21,201
Goodwill arising on business combinations(1)		-		7,377
Effect of changes in foreign exchange rates		165		180
Impairment loss(2)		(16,948)		(16,948)
Closing balance	Rs.	11,975	Rs.	11,810

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	The impairment loss of Rs.16,948 includes the following:

•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

•	Rs.272 pertaining to the Company’s Nimbus Heath business, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the year ended March 31, 2023.

11.	Other intangible assets

	As of and For the three months ended		As of and For the year ended
	June 30, 2025		March 31, 2025
Opening balance	Rs.	96,803	Rs.	36,951
Assets acquired through business combinations(1)		-		56,955
Cost of assets acquired during the period(2)		389		9,989
Net book value of assets disposed of during the period		(64)		(312)
Amortization expense		(1,871)		(6,553)
Impairment loss, net(3)		-		(1,689)
Effect of changes in foreign exchange rates		340		1,462
Closing balance	Rs.	95,597	Rs.	96,803

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the year ended March 31, 2025.

(2)	Additions during the year ended March 31, 2025, primarily consists of:

•	Rs.5,025 (U.S.$58) pertaining to the upfront consideration paid and other additional milestone consideration pursuant to the acquisition of exclusive rights to commercialize daratumumab biosimilar HLX 15 in the United States and Europe from Shanghai Henlius Biotech, Inc. (“Henlius”). Under the terms of the agreement, Henlius will be responsible for development, manufacturing and commercial supply, and is eligible to receive consideration upon achievement of commercial milestones, bringing the total potential consideration (including upfront consideration and milestone payments) up to Rs.11,243 (U.S.$131.6). In addition, Henlius is eligible to receive royalties on annual net sales of the product upon commercialization.

•	Rs.1,764 (U.S.$20.70) pertaining to upfront consideration and additional milestone consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

•	The acquisition of the rights to commercialize Helinorm, a food supplement product, in Russia and other countries, for a consideration of Rs.820 (RUB 970).

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (continued)

Impairment losses recorded for the year ended March 31, 2025 includes:

a.	Impairment of intangibles pertaining to acquisition from Mayne consists of:

•	an amount of Rs.907 towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

•	an amount of Rs.270 pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b.	Other impairments:

During the year ended March 31, 2025, consequent to adverse market conditions with respect to certain product related intangibles, the Company assessed the recoverable value of certain products and recognized impairment loss of Rs.512 primarily pertaining to business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

The Company used the discounted cash flow approach to calculate the value-in-use, which considered assumptions such as revenue projections, rate of generic penetration, estimated price erosion, and the useful life of the asset. The net cash flows have been discounted based on post tax discount rate.

Details of significant intangible assets as of June 30, 2025 are as follows:

Particulars of the asset	Acquired from	Carrying net book value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	54,453
Select portfolio of branded generics business	Wockhardt Limited		10,749
daratamumab biosimilar HLX 15	Shanghai Henlius Biotechz, Inc.		4,974
Cardiovascular brand Cidmus® in India	Novartis AG		4,148
Portfolio of generic prescription products	Mayne Pharma Group Limited		3,264

12.	Other liabilities

Other liabilities consist of the following

	As of
	June 30, 2025		March 31, 2025
Current
Accrued expenses	Rs.	25,654	Rs.	25,135
Employee benefits payable		4,199		7,352
Statutory dues payable		4,819		4,946
Deferred revenue		102		421
Advance from customers		1,732		1,562
Others(1)		7,271		6,069
	Rs.	43,777	Rs.	45,485
Non-current
Deferred revenue	Rs.	1,152	Rs.	1,162
Others		2,325		2,141
	Rs.	3,477	Rs.	3,303

(1)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 27 of these interim financial statements for details.

Refer to Note 23 for further details and a breakup of financial and non-financial liabilities.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	June 30, 2025		March 31, 2025
Pre-shipment credit	Rs.	33,936	Rs.	32,855
Working capital borrowings		4,445		5,129
Bank overdraft		-		61
	Rs.	38,381	Rs.	38,045

The interest rate profile of short-term borrowings from banks is given below:

As of
	June 30, 2025		March 31, 2025
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 334 bps to 422 bps	RUB	Key rate + 470 bps to 590 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	U.S.$	6.33%	INR	7.50%
	BRL	CDI+1.55%	BRL	CDI+1.55%
Pre-shipment credit	INR	3 Month T-bill + 35 bps to 50 bps	INR	3 Month T-bill + 35 bps to 60 bps
	INR	1 Month T-bill + 35 bps to 45 bps	INR	1 Month T-bill + 35 bps
	-	-	U.S.$	6 Month SOFR + 10 bps to 65 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	June 30, 2025				March 31, 2025
	Non – current		Current		Non – current		Current
Rupee term loan from bank to subsidiary(1)	Rs.	-	Rs.	3,800	Rs.	3,800	Rs.	-
Obligations under leases		5,096		1,367		4,064		857
	Rs.	5,096	Rs.	5,167	Rs.	7,864	Rs.	857

(1)	The Rupee term loan obtained from a bank by the Company’s subsidiary, Aurigene Pharmaceutical Services Limited, is subject to certain covenants that are required to be maintained on a consolidated basis during the period of the loan. The covenants are to be tested on an annual basis at the end of each financial year. As at June 30, 2025 and March 31, 2025, the Company was in compliance with the covenants and had no indication that it will have difficulty in complying with the same.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

The interest rate profiles of long-term borrowings (other than obligations under leases) as of June 30, 2025 and March 31, 2025 were as follows:

As of
	June 30, 2025		March 31, 2025
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Rupee term loan from bank	INR	3 Months T-bill + 84 bps	INR	3 Months T-bill + 84 bps

(1)	“INR” means Indian rupees.

(2)	“T-bill” means the India Treasury bill interest rate.

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.51,022 and Rs.50,904 as of June 30, 2025 and March 31, 2025, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the three months ended June 30, 2025 and for the year ended March 31, 2025:

Particulars	No. of shares	Amount
Opening number of outstanding equity shares/share capital (face value of Rs.5 each) as on April 1, 2024	166,818,266	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1) prior to stock split	58,680		-	*
Add: Increase in outstanding shares on account of stock split**	667,507,784		-
Add: Equity shares issued pursuant to employee stock option plans(1) after stock split	70,635		-	*
Closing number of outstanding equity shares/share capital** (face value of Rs.1 each) as on March 31, 2025	834,455,365	Rs.	834
Treasury shares(2) as on March 31, 2025	2,452,260	Rs.	2,264

Opening number of outstanding equity shares/share capital (face value of Rs.1 each) as on April 1, 2025	834,455,365	Rs.	834
Add: Equity shares issued pursuant to employee stock option plans(1)	126,410		1
Closing number of outstanding equity shares/share capital (face value of Rs.1 each) as on June 30, 2025	834,581,775	Rs.	835
Treasury shares(2) as on June 30, 2025	2,210,925	Rs.	2,041

*Rounded to the nearest million.

**Effective as of the record date of October 28, 2024, the Company implemented a sub-division/ stock split of each equity share having a face value of Rupees Five each, fully paid-up, into five equity shares having a face value of Rupees One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Each American Depositary Share (“ADS”) of the Company continued to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (“ADR”) holder consequently increased in proportion to the increase in number of equity shares.

(1)	During the three months ended June 30, 2025 and the year ended March 31, 2025, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised during the three months ended June 30,2025 had an exercise price in the range of Rs. 1 to Rs.1,060 per share. The options exercised during the year ended March 31,2025 prior to the stock split had an exercise price in the range of Rs. 5 to Rs. 5,301 per share and Rs. 1 per share after the stock split. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the interim consolidated statements of changes in equity.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital (continued)

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the three months ended June 30, 2025 and the year ended March 31, 2025 the equity shares issued and their exercise prices were as follows:

Dr. Reddy’s Employees Stock Option Scheme, 2018	Options	Range of Exercise price
During the three months ended June 30, 2025	241,335	Rs. 521 to Rs. 1,060
During the year ended March 31,2025	22,077 (prior to the stock split) and	Rs. 2,607 to Rs. 5,301 and
	54,800 (after the stock split)	Rs. 521 to Rs. 1,060

Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

Final dividends on equity shares are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

Proposed Dividend

At the Company’s Board of Directors’ meeting held on May 9, 2025, the Board proposed a dividend of Rs.8 per share, and aggregating to Rs. 6,677. Such dividend is subject to the approval of the Company’s shareholders.

15.	Revenue from contracts with customers

	For the three months ended June 30,
	2025		2024
Sales	Rs.	82,666	Rs.	75,396
Service income		1,148		946
License fees		1,638		385
	Rs.	85,452	Rs.	76,727

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.5,734 and Rs.5,297 as of June 30, 2025 and March 31, 2025, respectively, have been included in provisions forming part of current liabilities.

16.	Other income, net

Other income, net consists of the following:

	For the three months ended June 30,
	2025		2024
(Gain)/loss on sale/disposal of non-current assets, net	Rs.	40	Rs.	(17)
Sale of spent chemicals		(89)		(111)
Scrap sales		(106)		(82)
Miscellaneous income, net		(584)		(260)
	Rs.	(739)	Rs.	(470)

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income/ (expense), net

Finance income/ (expense), net consists of the following:

	For the three months ended June 30,
	2025		2024
Interest income	Rs.	1,128	Rs.	744
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		730		891
Foreign exchange gain/(loss), net		542		(200)
Finance income (A)	Rs.	2,400	Rs.	1,435
Interest expense		(830)		(598)
Finance expense (B)	Rs.	(830)	Rs.	(598)
Finance income/(expense), net [(A)+(B)]	Rs.	1,570	Rs.	837

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the three months ended June 30,
	2025		2024
Effective tax rate		25.99%		26.05%
Tax expense	Rs.	4,951	Rs.	4,901
Tax (benefit)/expense recognized directly in the OCI	Rs.	33	Rs.	6

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges

19.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months ended June 30, 2025 and 2024:

	For the three months ended June 30,
Depreciation	2025		2024
Cost of revenues	Rs.	1,956	Rs.	1,692
Selling, general and administrative expenses		608		513
Research and development expenses		330		303
	Rs.	2,894	Rs.	2,508

	For the three months ended June 30,
Amortization	2025		2024
Cost of revenues	Rs.	-	Rs.	-
Selling, general and administrative expenses		1,858		1,291
Research and development expenses		13		11
	Rs.	1,871	Rs.	1,302

	For the three months ended June 30,
Employee benefits	2025		2024
Cost of revenues	Rs.	3,858	Rs.	3,855
Selling, general and administrative expenses		9,531		8,614
Research and development expenses		1,646		1,667
	Rs.	15,035	Rs.	14,136

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.(2) and Rs.524 as of June 30, 2025 and March 31, 2025, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.807 and Rs.939 as of June 30, 2025 and March 31, 2025, respectively.

21.	Share-based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the three months ended June 30, 2025 under the above plans were as follows:

Particulars	Grant Date	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	May 9, 2025	353,057	Rs.	1,162	3 years	5 years
DRL 2018 Plan	May 9, 2025	915,763	Rs.	1,162	3 years	5 years

The terms and conditions of the grants made during the three months ended June 30, 2024 under the above plans were as follows:

Particulars	Grant Date	Number of instruments(1)	Exercise price(1)		Vesting period	Contractual life
DRL 2007 Plan	May 6, 2024	272,310	Rs.	1,270	3 years	5 years
DRL 2018 Plan	May 6, 2024	16,050	Rs.	1,270	1 to 3 years	5 years
DRL 2018 Plan	May 6, 2024	685,800	Rs.	1,270	3 years	5 years

(1)	After the October 2024 stock split (refer to Note 14 above for details), the number of equity shares issuable upon the exercise of each stock option vested and unvested, which are not exercised as on the record date (i.e., October 28, 2024) is sub-divided into five shares and the exercise price was proportionally adjusted.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share based payments (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 9, 2025		May 6, 2024		May 6, 2024
Expected volatility		24.99%		24.65%		25.47%
Exercise price	Rs.	1,162.00	Rs.	1,270.00	Rs.	1,270.00
Option life		5.5 Years		4.5 Years		5.5 Years
Risk-free interest rate		6.16%		7.18%		7.19%
Expected dividends		0.69%		0.64%		0.64%
Grant date share price	Rs.	1,155.90	Rs.	1,258.69	Rs.	1,258.69

Share-based payment expense

	For the three months ended June 30,
	2025		2024
Equity settled share-based payment expense(1)	Rs.	112	Rs.	101
Cash settled share-based payment expense(2)		280		133
	Rs.	392	Rs.	234

(1)	As of June 30, 2025 and 2024, there was Rs.732 and Rs.730, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.23 years and 2.15 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of June 30, 2025 and 2024, there was Rs. 858 and Rs.780, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.12 years and 2.12 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

22.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services;
•	Iosynth Labs Private Limited for research and development services; and
•	Zenfold Sustainable Technology Private Limited for sale and purchase of goods (a related party effective as of July 27, 2024).

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services;
•	Kunshan Rotam Reddy Medicine Company Limited (a subsidiary of Kunshan Rotam Reddy Pharmaceuticals Company Limited) for sale of goods;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for purchase of solar power; and
•	DRES Energy Private Limited for purchase of solar power and lease rentals received.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the three months ended June 30,
	2025			2024
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses paid	Rs.	73		Rs.	104
Civil works		81			97
Contributions towards social development		149			50
Research and development services received		57			49
Hotel expenses paid		16			17
Facility management services paid		5			11
Lease rentals paid		10			10
Salaries to relatives of key management personnel		7			4
Lease rentals received		-	*		-	*
Purchase of goods		27			-
Sale of goods		1			-
Transactions with Joint Ventures and Associates
Investment in O2 Renewable Energy IX Private Limited		51			-
Purchase of solar power		38			36
Sale of goods		14			4

* Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	June 30, 2025		March 31, 2025
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	48	Rs.	41
Green Park Hospitality Services Private Limited		40		-
Key management personnel and close members of their families		8		8
Zenfold Sustainable Technology Private Limited		3		-
DRES Energy Private Limited		-		1
Dr. Reddy’s Institute of Life Sciences		17		-

The Company had the following amounts due to related parties as of the following dates:

	As of
	June 30, 2025			March 31, 2025
Zenfold Sustainable Technology Private Limited	Rs.	11		Rs.	22
Indus Projects Private Limited		24			20
Green Park Hospitality Services Private Limited		-	*		17
DRES Energy Private Limited		-			3
Green Park Hotels and Resorts Limited		-	*		-	*
Stamlo Industries Limited		-	*		-	*

* Rounded to the nearest million.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the three months ended June 30,
	2025		2024
Salaries and other benefits	Rs.	214	Rs.	243
Contributions to defined contribution plans		9		9
Commission to directors		106		105
Share-based payments expense		45		46
	Rs.	374	Rs.	403

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of June 31, 2025 and March 31, 2025 were as follows:

		As of June 30, 2025				As of March 31, 2025
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	9,004	Rs.	9,004	Rs.	14,654	Rs.	14,654
Other investments	Refer to Note 5		64,165		64,165		53,645		53,645
Trade and other receivables	Amortized cost		95,137		95,137		90,420		90,420
Derivative financial assets	FVTPL		705		705		557		557
Other assets(1)	Amortized cost		3,881		3,881		3,952		3,952
Total		Rs.	172,892	Rs.	172,892	Rs.	163,228	Rs.	163,228
Liabilities:
Trade and other payables	Amortized cost	Rs.	37,457	Rs.	37,457	Rs.	35,523	Rs.	35,523
Derivative financial liabilities	FVTPL		667		667		1,286		1,286
Long-term borrowings	Amortized cost		10,263		10,263		8,721		8,721
Short-term borrowings	Amortized cost		38,381		38,381		38,045		38,045
Other liabilities and provisions(2)	See below discussion in this Note 23		40,204		40,204		36,917		36,917
Total		Rs.	126,972	Rs.	126,972	Rs.	120,492	Rs.	120,492

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.28,826 and Rs.27,162 as of June 30, 2025 and March 31, 2025, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.13,839 and Rs.18,195 as of June 30, 2025 and March 31, 2025, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.36,990 and Rs.34,001 as of June 30, 2025 and March 31, 2025, respectively, and contingent consideration measured at FVTPL of Rs.3,214 and Rs.2,916 as of June 30, 2025 and March 31, 2025, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of June 30, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	38,194	Rs.	-	Rs.	-	Rs.	38,194
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		1,103		1,103
FVTPL - Financial asset - Investments in equity securities		-		-		-		-
FVTPL – Financial asset – Investments in others		-		-		322		322
FVTOCI - Financial asset - Investments in equity securities		54		-		-		54
Derivative financial instruments – net gain on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)				38		-		38
FVTPL – Financial liability – contingent consideration		-		-		(3,214)		(3,214)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	33,186	Rs.	-	Rs.	-	Rs.	33,186
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		1,122		1,122
FVTPL - Financial asset - Investments in equity securities		86		-		1		87
FVTPL – Financial asset - Investments in others		-		-		219		219
FVTOCI - Financial asset - Investments in equity securities		49		-		-		49
Derivative financial instruments - net loss on outstanding foreign exchange forward, option, swap contracts and interest rate swap contracts(1)		-		(729)		-		(729)
FVTPL – Financial liability - Contingent consideration		-		-		(2,916)		(2,916)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of June 30, 2025 and March 31, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in Russian roubles, Mexican pesos, U.S. dollars and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments such as borrowings as part of its foreign currency exposure risk mitigation strategy.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Hedges of changes in the interest rates

Consistent with its risk management policy, the Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates. The Company does not use them for trading or speculative purposes. The Company does not have any significant long term borrowings. Hence, the interest rate risk on borrowings is not significant.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the three months ended June 30,
	2025		2024
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(19)	Rs.	(57)
Net (loss)/gain recognized in OCI in respect of hedges of highly probable forecast transactions		130		7
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(367)		(43)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.273 as of June 30, 2025, as compared to a gain of Rs.143 as of March 31, 2025.

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case.

The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of the authorization of the interim financial statements, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority (“NPPA”)

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations (continued)

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The Union of India filed an Affidavit on July 8, 2025, conceding the ground on 10% increase on Maximum Retail Price for every 12 months basis the Bard Judgement (Bharat Serums and Vaccines Limited vs Union of India & Ors.) of the Delhi High Court dated November 8, 2023, and shared the recomputed demand for Rs.664 in place of the original demand of Rs.776. The matter has been adjourned to September 22, 2025 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.490 (Rs.479 through March 31, 2025) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other product and patent related matters

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

Federal Multidistrict Litigation - MDL 2924

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation, in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,275 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss all claims alleged against generic manufacturers in all the master complaints based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended master complaint for the third-party payor class action. For all other remaining claims, plaintiffs filed amended master complaints. The defendants filed a second round of motions to dismiss on March 24, 2021. On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generic manufacturer defendants were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Ranitidine recall and litigation (continued)

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL 2924 Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generic manufacturers) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal, because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL 2924 Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic manufacturer defendants based on Daubert. In light of the indicative ruling, the non-brand manufacturer defendants asked the 11th Circuit to remand the pending appeals back to the MDL 2924 Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming branded and generic manufacturer defendants (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs were filed on November 8, 2024. Oral argument is scheduled to take place during the week of October 6, 2025. An exact date and time will be set 6 to 8 weeks in advance.

State Court Ranitidine-related Actions

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the trial court judge presiding over the consolidated Illinois state court proceedings granted the generic manufacturers’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. Plaintiffs filed an appeal in Valadez, the first ranitidine case to go to trial. In Valadez, the plaintiffs did not appeal the defense verdict in favor of the brands, but they did appeal the pre-trial dismissal of the generic defendants on preemption grounds. The defendants’ merits brief in Valadez was filed on April 3, 2025. On June 30, 2025, the First Judicial District ruled in favor of the generics on all counts in Valadez. However, with respect to the negligent storage and transportation claim, the Court affirmed only on the basis of estoppel, and found that the trial court judge erred when he found that storage and transportation claims are preempted. Separately, plaintiffs filed a Rule 304(a) motion seeking an interlocutory appeal of the trial court judge’s preemption decision as to the generic manufacturer defendants in all Illinois state court cases. The Court denied the motion without prejudice on February 10, 2025. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County. After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturer defendants, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. On December 23, 2024, the Company and plaintiffs’ counsel executed a confidential master settlement agreement to resolve the California cases pending against the Company.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Ranitidine recall and litigation (continued)

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these consolidated financial statements.

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the plaintiffs served and filed a Supplementary Motion Record for Certification.

The Company’s and all defendants’ responding evidence to the certification motion was delivered on August 2, 2024. The plaintiffs’ reply evidence for the certification motion was delivered November 15, 2024. At the same time, the plaintiffs delivered a further amended claim (the Fourth Amended Statement of Claim), which advances new allegations representing a significant shift in the core conspiracy claim and theory of the case. In addition to the alleged market allocation conspiracy, the plaintiffs now allege that the defendant generic drug manufacturers also conspired with pharmacies to “fix invoice prices for generic drugs in Canada at the maximum formulary price,” and that the defendants facilitated this alleged conspiracy through the use of “illegal and anticompetitive kickbacks” paid to pharmacies.

The certification motion previously set by the court for five days was rescheduled to the week of October 27, 2025. Defendants’ sur-reply evidence was filed on April 25, 2025, and the plaintiffs’ sur-sur-reply evidence was filed on May 23, 2025. Cross-examinations on the affidavits, including the experts’ reports, were completed in June 2025. The plaintiffs’ and defendants’ written arguments are to be delivered by August 1, 2025 and September 12, 2025, respectively.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these consolidated financial statements of the Company.

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions and/or through additional lawsuits, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)).

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24. Contingencies (continued)

The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed.

On December 16, 2024, several of the Insurer Plaintiffs also filed substantially similar complaints to those already pending in the In re Revlimid action against DRL, Natco, Teva, and AbbVie Inc. (C.A. Nos. 24-cv-11168 (D.N.J.); 24-cv-11169 (D.N.J.); 24-cv-11176 (D.N.J.); 24-cv-1121 (D.N.J.); 24-cv-11230 (D.N.J.)) (the “Standalone Actions”). On January 13, 2025, DRL and all other defendants to the Standalone Actions filed a letter requesting the court that they be allowed to brief a motion to dismiss the Standalone Actions, including for substantially the same reasons already briefed in the motion to dismiss the claims raised in the In re Revlimid action.

On May 5, 2025, the cases were reassigned from Judge Esther Salas to Judge Michael Farbiarz, also of the District of New Jersey.  A trial date has not been set.

The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these consolidated financial statements of the Company.

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Indirect taxes related matters

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The State VAT Appellate Tribunal has remanded the matter to the assessing authority to re-compute the eligibility and penalty orders are set-aside. The Company filed appeal against the same with the High Court, Telangana.
April 2009 to March 2011	Rs.55 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal. The matter was remanded to the original adjudicating authority with a direction to re-calculate the eligibility for the year ended March 31, 2010.
April 2011 to March 2014	Rs.27 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favour of the Company.

The Company has recorded a provision of Rs.51 as of June 30, 2025 and believes that the likelihood of any further liability that may arise on account of the ongoing litigation is not probable.

Notices from Commissioner of Goods and Services Tax, India

In January 2020, the Commissioner of Goods and Services Tax, India issued notices alleging that the Company has improperly availed input tax credit of Rs.307. The Company then received an order from the Additional Commissioner of Goods and Services Tax in favor of the Company’s right to claim such input tax credit. Subsequently the tax authorities filed an appeal against the favorable order before the Commissioner of Goods and Services Tax (Appeals). The Commissioner of Goods and Service Tax (Appeals) passed an order rejecting the Company’s right to claim such input tax credit availment. The Company has filed an Appeal against such order before Hon’ble High Court of Telangana.

The Company believes that it has correctly distributed and availed the input tax credit within the provisions of the applicable Act and hence no additional liability will accrue in this regard.

With reference to availment of input tax credit relating to education cess, the Company has received order with tax demand of Rs.31 from the Goods and Service Tax (“GST”) authorities of various states pursuant to which it has recorded a provision of Rs.31 as of March 31, 2025.

In February 2022, the Company paid under protest an amount of Rs.123 towards a GST reverse charge. In January 2025, the Additional Commissioner of GST passed an order confirming the demand as per the show cause notice dated July 5, 2024. The Company believes that the demand in such order is not enforceable and will not have any significant impact on the Company. In April 2025, the Company has filed an appeal, against such order.

Other indirect tax related matters

During the three months ended June 30, 2025, the Company received a Field Tax Audit Report issued by the Federal Tax Service of Russia for the period from January 2020 to December 2022.The Company has filed its objections against such report. The proceedings are currently ongoing and the outcomes, including liabilities, are not ascertainable at this point of time.

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The disputed amount is Rs.482. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of June 30, 2025.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of conflict in the middle east, duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of such conflicts are difficult to predict, and any of them could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of these conflicts, including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of authorization of these interim financial statements (i.e., July 23, 2025).

The Company based on its judgments, estimates and assumptions expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the three months ended June 30, 2025, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

26.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections of facilities of the Company which were carried out or remained open during the period ended June 30, 2025:

Month and year	Unit	Details of observations
October 2023	Biologics, Hyderabad, India	Nine observations were noted in the U.S. FDA inspection. The Company responded to the observations and is awaiting the facility inspection classification.
May 2025	API Miryalaguda (CTO Unit-V) plant, Telangana, India	Two observations were noted in the U.S. FDA inspection, conducted from May 19-24, 2025, to which the Company has responded on June 13, 2025, and is awaiting the facility inspection classification.
May 2025	API Middleburgh plant, New York, U.S.A.	Two observations were noted in the U.S. FDA inspection, conducted from May 12-16, 2025, to which the Company has responded on June 9, 2025. The Company received an EIR on July 21, 2025, from the U.S. FDA indicating the closure of audit and the inspection of the facility was classified as Voluntary Action Indicated.
July 2025	Formulations Srikakulam plant 11, Andhra Pradesh, India	Seven observations were noted in the U.S. FDA inspection conducted from July 10-18, 2025, to which the Company will respond within the stipulated timeline.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination

A.	Agreement with Nestlé India Limited

On April 25, 2024, the parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities are carried out through Dr. Reddy’s and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”). This arrangement is strategically important for both companies as it allows to combine their complementary strengths and expand their reach in the nutraceutical market.

The transaction was concluded on August 1, 2024. The parent company invested Rs.7,344 in the Nutraceuticals subsidiary, while Nestlé India contributed Rs.7,056, and as a result the parent company and Nestlé India hold ownership stake of 51% and 49% respectively. Further, Nestlé India has a call option to increase their shareholding to 60% after six years from the closing date for a purchase price based on fair market value.  Subsequently, the Nutraceutical subsidiary acquired Nestlé India’s nutraceuticals and supplements portfolio, including product licenses, teams and employees, for Rs.2,231. Additionally, a royalty is payable to Nestlé India at 4.5% of post-closing net sales of such portfolio.

The parent company accounted for the acquisition from Nestlé India under IFRS 3, “Business Combinations”. Accordingly, the parent company allocated purchase consideration and recognized product related intangibles and other intangibles of Rs.1,982, property, plant and equipment and current assets of Rs.42 and Goodwill of Rs.207, on the acquisition date (i.e., August 1, 2024).

The related acquisition costs were not material and have been charged to the consolidated income statement for the year ended March 31, 2025.

The carrying amount of the 49% shareholding held by Nestlé India, recorded under non-controlling interest, is Rs.3,696 and Rs.3,778 as at June 30, 2025 and March 31, 2025, respectively.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 for further details.

B.	Business transfer agreement with Haleon

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) outside of the United States of America for a total consideration of up to Rs.56,121 (GBP 500), including an upfront cash payment of Rs.51,407 (GBP 458) and earn-out consideration of up to Rs.4,714 (GBP 42).

The acquisition was structured as a purchase of 100% of the shares of NorthStar Switzerland SARL, whose assets includes intellectual property, employees, agreements with commercial manufacturing organizations, marketing authorizations, and other assets related to the commercialization of brands of the NRT Business. The acquisition included all formats such as lozenge, patch, spray, and gum in all applicable global markets outside of the United States of America.

The transaction was completed on September 30, 2024. Upon completion, the Company paid Haleon an upfront cash payment of Rs.51,407 (GBP 458). An additional consideration of up to Rs.4,714 million (GBP 42 million) is payable contingent upon achieving agreed-upon sales targets in calendar years 2024 and 2025, bringing the total potential consideration to Rs.56,121 million (GBP 500 million).

The Company accounted for the transaction under IFRS 3, “Business Combinations” using the acquisition method. The fair value of consideration transferred is Rs.53,660. Based on fair valuation, the Company allocated purchase consideration and recognized product related intangibles (brands) of Rs.54,973, deferred tax liabilities of Rs.8,483 and goodwill of Rs.7,170. This acquisition pertains to the Company’s Global Generics segment.

During the three months ended March 31, 2025, the Company paid Haleon the first earnout milestone of Rs.1,655 for achieving specified NRT Business sales targets in calendar year 2024 and meeting other parameters. Additional earnout consideration of up to Rs.3,027 is payable to Haleon contingent upon achieving agreed-upon NRT Business sales targets in calendar year 2025, and meeting other parameters.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

The fair value was estimated using the discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The Company has estimated that the prescribed sales target will be met. The Company has also estimated that any reasonably possible change in the sales for the calendar year 2025 will not result in a material change in the fair value of the contingent consideration. The contingent consideration is classified as a financial liability and any subsequent changes in its value, including due to time value of money, are recognized in the consolidated income statement.

The integration of the operations of the acquired NRT Business into the Company will happen gradually in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company’s name. For the interim transition period until transfer of marketing authorizations is complete, the Company has entered into a Transitional Distribution Services Agreement whereby Haleon Group will provide temporary distribution and related services up to February 2026 across all markets, subject to a potential extension as determined mutually by the parties.

During the three months ended June 30, 2025, the transfers of local marketing authorizations were completed for the United Kingdom and Nordic countries on the respective cut over dates.

Refer to Note 36 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, for further details.

28.	Subsequent events

Please refer to Notes 24 and 26 of these interim financial statements for the details of subsequent events relating to contingencies and regulatory inspections of facilities, respectively.

39

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, which is on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Annual Report on Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Three months ended June 30, 2025 compared to the three months ended June 30, 2024

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended June 30,
	2025			2024
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	85,452	100.0%	Rs.	76,727	100.0%	11%
Gross profit		48,627	56.9%		46,344	60.4%	5%
Selling, general and administrative expenses		25,647	30.0%		22,691	29.6%	13%
Research and development expenses		6,244	7.3%		6,193	8.1%	1%
Impairment of non-current assets		-	0.0%		5	0.0%
Other income, net		(739)	(0.9%)		(470)	(0.6%)	57%
Results from operating activities		17,475	20.5%		17,925	23.4%	(3%)
Finance income, net		1,570	1.8%		837	1.1%	88%
Share of profit of equity accounted investees, net of tax		2	0.0%		59	0.1%	(98%)
Profit before tax		19,047	22.3%		18,821	24.5%	1.2%
Tax expense, net		4,951	5.8%		4,901	6.4%	1.0%
Profit for the period	Rs.	14,096	16.5%	Rs.	13,920	18.1%	1.3%

Attributable to:
Equity holders of the parent company	Rs.	14,178	16.6%	Rs.	13,920	18.1%	1.8%
Non-controlling interests		(82)	(0.1%)		-	-	-

Revenues

Our overall consolidated revenues were Rs.85,452 million for the three months ended June 30, 2025, an increase of 11% as compared to Rs.76,727 million for the three months ended June 30, 2024.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended June 30,
	2025			2024
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	75,620	88%	Rs.	68,858	90%	10%
Pharmaceutical Services and Active Ingredients (“PSAI”)		8,181	10%		7,657	10%	7%
Others		1,651	2%		212	0%	678%
Total	Rs.	85,452	100%	Rs.	76,727	100%	11%

40

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.75,620 million for the three months ended June 30, 2025, an increase of 10% as compared to Rs.68,858 million for the three months ended June 30, 2024. The increase in revenues was from three of the four business geographies of this segment: Europe, “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, which primarily consists of Brazil, South Africa, Vietnam, China, and Colombia), as well as India. There was a decline in revenues from North America (the United States and Canada), primarily on account of price erosion.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from acquisitions between July 1, 2024 and June 30, 2025;

•	an increase of approximately 5% resulting from additional revenues from new products launched between July 1, 2024 and June 30, 2025;

•	an increase of approximately 2% resulting from a net increase in the sales volumes of certain of our existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 10% resulting from the net impact of changes in sales prices of certain of our existing products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.34,123 million for the three months ended June 30, 2025, a decrease of 11% as compared to Rs.38,462 million for the three months ended June 30, 2024. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 14% in the three months ended June 30, 2025 as compared to the three months ended June 30, 2024.

This decrease in revenues was largely attributable to a decrease in sales prices of certain of our existing products.

During the three months ended June 30, 2025, we launched five new products in the United States.

During the three months ended June 30, 2025, we made one new ANDA filing with the U.S. FDA. As of June 30, 2025, we had 73 filings pending approval with the U.S. FDA, which includes 70 ANDAs and three NDAs filed under section 505(b)(2). Out of these filings, 43 are Paragraph IV filings and we believe we are the first to file with respect to 22 of these filings.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, Spain and France as well as the global portfolio outside of the United States of consumer brands in the Nicotine Replacement Therapy category acquired from Haleon UK (the “Acquired NRT Business”). Such revenues from Europe were Rs.12,744 million for the three months ended June 30, 2025, an increase of 142% as compared to Rs.5,265 million for the three months ended June 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase was primarily on account of the additional revenues from the Acquired NRT Business and revenues from new products launched between July 1, 2024 and June 30, 2025, both of which were partially offset by price erosion in certain of our existing products.

India: Our Global Generics segment’s revenues from India for the three months ended June 30, 2025 were Rs.14,711 million, an increase of 11% as compared to Rs.13,252 million for the three months ended June 30, 2024. The increase was primarily attributable to the additional revenues from new products launched between July 1, 2024 and June 30, 2025 and an increase in prices of certain of our existing products. During the three months ended June 30, 2025, we launched three new brands in India.

According to IQVIA in its report for the three months ended June 30, 2025, our secondary sales in India increased by 11.2% during such period, as compared to the India pharmaceutical market’s increase of 8.6%.

41

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, which primarily consists of Brazil, South Africa, Vietnam, China, and Colombia) for the three months ended June 30, 2025 were Rs.14,042 million, an increase of 18% as compared to Rs.11,878 million for the three months ended June 30, 2024. During the year ended March 31, 2025, we launched 85 new products across geographies in Emerging Markets.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended June 30, 2025 were Rs.7,082 million, an increase of 28% as compared to Rs.5,547 million for the three months ended June 30, 2024. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 17%. The increase in revenues in absolute currency was primarily on account of an increase in sales volumes of certain of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended June 30, 2025 were 49% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended May 31, 2025, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended May 31, 2025
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	9.4%	3.2%	18.5%	3.6%
Over-the-counter (OTC)	14.7%	16.4%	12.6%	0.3%
Total (Rx + OTC)	11.9%	11.4%	15.8%	1.3%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,952 million for the three months ended June 30, 2025, an increase of 2% as compared to Rs.1,917 million for the three months ended June 30, 2024. This increase was largely attributable to an increase in sales prices of certain of our existing products and additional revenues from new products launched between July 1, 2024 and June 30, 2025, both of which were partially offset by a decrease in the sales volumes of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,008 million for the three months ended June 30, 2025, an increase of 13% as compared to Rs.4,414 million for the three months ended June 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, this increase was largely attributable to an increase in the sales volumes of certain of our existing products and additional revenues from new products launched between July 1, 2024 and June 30, 2025, both of which were partially offset by a decrease in sales prices of certain of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended June 30, 2025 were Rs.8,181 million, an increase of 7% as compared to Rs.7,657 million for the three months ended June 30, 2024. This increase was largely attributable to additional revenues from new products launched between July 1, 2024 and June 30, 2025 and an increase in sales volumes of certain of our existing products, both of which were partially offset by a decrease in sales prices of certain of our existing products.

During the three months ended June 30, 2025, no U.S. Drug Master Files (“DMFs”) was filed. Cumulatively, our total active worldwide DMFs as of June 30, 2025, were 1,638, including 264 active DMFs in the United States.

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Gross Profit

Our total gross profit was Rs.48,627 million for the three months ended June 30, 2025, representing 56.9% of our revenues for that period, as compared to Rs.46,344 million for the three months ended June 30, 2024, representing 60.4% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended June 30,
	2025			2024
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	46,086	60.9%	Rs.	44,518	64.7%
Pharmaceutical Services and Active Ingredients (“PSAI”)		1,082	13.2%		1,768	23.1%
Others		1,459	88.4%		58	27.6%
Total	Rs.	48,627	56.9%	Rs.	46,344	60.4%

The gross profit from our Global Generics segment decreased to 60.9% of this segment’s revenues for the three months ended June 30, 2025 from 64.7% for the three months ended June 30, 2024. The decrease was mainly on account of price erosion in certain of our products, primarily in the United States, Europe and “Rest of the World” markets, partially offset by favourable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins).

The gross profits from our PSAI segment decreased to 13.2% of this segment’s revenues for the three months ended June 30, 2025 from 23.1% for the three months ended June 30, 2025. This decrease was primarily on account of higher inventory overheads and lower manufacturing costs leverage, both of which were partially offset by lower material costs.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.25,647 million for the three months ended June 30, 2025, an increase of 13% as compared to Rs.22,691 million for the three months ended June 30, 2024. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 9% increase due to higher selling and marketing expenses;

•	a 4% increase due to higher manpower expenses, primarily on account of annual raises and an increase in personnel;

•	a 3% increase due to increased amortization and other expenses; and

•	the foregoing was partially offset by a 3% decrease due to lower legal and professional expenses as well as freight expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 30.0% for the three months ended June 30, 2025 from 29.6% for the three months ended June 30, 2024.

Research and development expenses

Our research and development expenses were Rs.6,244 million for the three months ended June 30, 2025, as compared to Rs.6,193 million for the three months ended June 30, 2024. This increase was largely on account of higher developmental expenditures on certain projects in our biosimilars business and our Global Generics segment.

As a proportion of our total revenues, our research and development expenses decreased to 7.3% for the three months ended June 30, 2025, as compared to 8.1% for the three months ended June 30, 2024.

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Impairment of non-current assets

There was no impairment for the three months ended June 30, 2025, compared to a charge of Rs.5 million for the three months ended June 30, 2024.

Finance income, net

Our net finance income was Rs.1,570 million for the three months ended June 30, 2025, as compared to net finance income of Rs.837 million for the three months ended June 30, 2024.

This increase in net finance income was largely attributable to the following:

•	an increase of net foreign exchange gain to Rs.542 million for the three months ended June 30, 2025, as compared to net foreign exchange loss of Rs.200 million for the three months ended June 30, 2024;

•	an increase in net interest income to Rs.298 million for the three months ended June 30, 2025, as compared to net interest income of Rs.146 million for the three months ended June 30, 2024; and

•	the foregoing was partially offset by a decrease in fair value changes and profit on sale of units of mutual funds and other investments to Rs.730 million for the three months ended June 30, 2025, as compared to Rs.891 million for the three months ended June 30, 2024.

Profit before tax

As a result of the above, our profit before tax was Rs.19,047 million for the three months ended June 30, 2025, as compared to Rs.18,821 million for the three months ended June 30, 2024.

Tax expense

Our consolidated weighted average tax rate was 25.99% for the three months ended June 30, 2025, as compared to 26.05% for the three months ended June 30, 2024.

Our tax expense was Rs.4,951 million for the three months ended June 30, 2025, as compared to Rs.4,901 million for the three months ended June 30, 2024.

Profit for the period

As a result of the above, our net profit was Rs.14,096 million for the three months ended June 30, 2025, representing 16.5% of our total revenues for such period, as compared to Rs.13,920 million for the three months ended June 30, 2024, representing 18.1% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.14,178 million for the three months ended June 30, 2025, representing 16.6% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of June 30, 2025:

	Currency(1)	Interest Rate(2)
Working capital borrowings	RUB	Key rate + 334 bps to 422 bps
	MXN	TIIE + 1.35%
	U.S.$	6.33%
	BRL	CDI+1.55%
Pre-shipment credit	INR	3 Month T-bill + 35 bps to 50 bps
	INR	1 Month T-bill + 35 bps to 45 bps

(1)	“BRL” means Brazilian reals, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the three months ended June 30,
	2025		2024
	(Rs. in millions)
Net cash from/(used in):
Operating activities.	Rs.	14,629	Rs.	8,496
Investing activities		(19,192)		(20,248)
Financing activities		(1,203)		9,541
Net increase/(decrease) in cash and cash equivalents	Rs.	(5,766)	Rs.	(2,211)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.51,022 million available in credit under revolving credit facilities with banks as of June 30, 2025.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.14,629 million for the three months ended June 30, 2025, as compared to a cash inflow of Rs.8,496 million for the three months ended June 30, 2024.

The increase in net cash inflow of Rs.6,133 million was primarily due to a decrease in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of June 30, 2025 and June 30, 2024 were 93 days and 95 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflows of Rs.19,192 million and Rs.20,248 million for the three months ended June 30, 2025 and 2024, respectively. This change was primarily on account of the following:

•	Purchase of other investments, net of sale, of Rs.9,861 million for the three months ended June 30, 2025, as compared to Rs.14,470 million for the three months ended June 30, 2024; and

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.10,115 million for the three months ended June 30, 2025, as compared to Rs.6,224 million for the three months ended June 30, 2024.

Cash Flows from Financing Activities

Our financing activities resulted in net cash outflows of Rs.1,203 million for the three months ended June 30, 2025, as compared to net cash inflows of Rs.9,541 million for the three months ended June 30, 2024. This change was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.70 million for the three months ended June 30, 2025, as compared to Rs.10,566 million for the three months ended June 30, 2024; and

•	interest paid of Rs.1,143 million for the three months ended June 30, 2025, as compared to Rs.744 million for the three months ended June 30, 2024.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: July 23, 2025	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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